# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AvidXchange Holdings, Inc., CIK 0001858257
CUSIP: 05368X102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1210 Avidxchange Lane, Charlotte, North Carolina (NC), 28206
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006646
Filed by CIK 0001626220

## Reporting persons
- Greenhouse Funds LLLP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,550,647; sole dispositive power 0; shared dispositive power 8,498,322; aggregate amount beneficially owned 8,498,322 (4.1% of the class)
- Greenhouse GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,550,647; sole dispositive power 0; shared dispositive power 8,498,322; aggregate amount beneficially owned 8,498,322 (4.1% of the class)
- Joseph Milano: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,550,647; sole dispositive power 0; shared dispositive power 8,498,322; aggregate amount beneficially owned 8,498,322 (4.1% of the class)

## Item 1. Issuer
Name of issuer: AvidXchange Holdings, Inc.
Address of issuer's principal executive offices: 1210 AvidXchange Lane, Charlotte, North Carolina 28206

## Item 2. Person Filing
Name of person filing:
Greenhouse Funds LLLP
Greenhouse GP LLC
Joseph Milano
Address of principal business office or, if none, residence:
Greenhouse Funds LLLP
605 S Eden St.
Suite 250
Baltimore, MD 21231

Greenhouse GP LLC
605 S. Eden St.
Suite 250
Baltimore, MD 21231

Joseph Milano
605 S. Eden St.
Suite 250
Baltimore, MD 21231
Citizenship:
Greenhouse Funds LLLP - Delaware
Greenhouse GP LLC - Delaware
Joseph Milano - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Greenhouse Funds LLLP - 8,498,322
Greenhouse GP LLC - 8,498,322
Joseph Milano - 8,498,322
Percent of class:
Greenhouse Funds LLLP - 4.1%
Greenhouse GP LLC - 4.1%
Joseph Milano - 4.1%
Sole power to vote or to direct the vote:
Greenhouse Funds LLLP - 0
Greenhouse GP LLC - 0
Joseph Milano - 0
Shared power to vote or to direct the vote:
Greenhouse Funds LLLP - 7,550,647
Greenhouse GP LLC - 7,550,647
Joseph Milano - 7,550,647
Sole power to dispose or to direct the disposition:
Greenhouse Funds LLLP - 0
Greenhouse GP LLC - 0
Joseph Milano - 0
Shared power to dispose or to direct the disposition:
Greenhouse Funds LLLP - 8,498,322
Greenhouse GP LLC - 8,498,322
Joseph Milano - 8,498,322

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 1 are directly owned by advisory clients of Greenhouse Funds LLLP. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.001 par value per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Greenhouse Funds LLLP: By: /s/ Joseph Milano, Joseph Milano / Authorized Person of the general partner (02/14/2025)
- Greenhouse GP LLC: By: /s/ Joseph Milano, Joseph Milano / Authorized Person (02/14/2025)
- Joseph Milano: By: /s/ Joseph Milano, Joseph Milano (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.